UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom records a decline in domestic business in 2006 amid continued growth in international business

Mar 01, 2007

•	Net revenue increased by 2.9 percent in 2006 to EUR 61.3 billion

•	47 percent of revenue generated by international business

•	Adjusted EBITDA in line with forecast at EUR 19.4 billion

•	Adjusted net profit of EUR 3.9 billion

•	Free cash flow, excluding investment in spectrum, at EUR 5.7 billion

•	Board of Management and Supervisory Board propose dividend of EUR 0.72 per share

Two contrasting developments shaped Deutsche Telekom’s operations in the 2006 financial year: intense competition together with a major drop in prices on the domestic market and further growth in international business. Overall, net revenue increased by 2.9 percent year-on-year to EUR 61.3 billion. Based on adjusted net profit of EUR 3.9 billion and free cash flow (excluding the investment in Mobile Communications spectrum in the United States) of EUR 5.7 billion, the Board of Management and the Supervisory Board will propose a dividend of EUR 0.72 per share to the shareholders’ meeting on May 3, 2007.

While domestic revenue declined by around EUR 1.7 billion or 5.0 percent year-on-year to EUR 32.5 billion in 2006, revenue generated outside Germany increased by EUR 3.5 billion or 13.6 percent to EUR 28.9 billion. International business therefore generated 47.1 percent of the Group’s net revenue, compared with 42.7 percent in 2005.

The positive development of revenue is attributable to the continued customer growth in the U.S. mobile business, where T-Mobile USA passed the 25 million customer mark at the end of the year, and to the first-time consolidation of the revenues of tele.ring (from April 28, 2006), PTC (from November 1, 2006), and gedas (from March 31, 2006). Companies, which were consolidated for the first time, contributed EUR 1.2 billion to revenue in 2006.

EBITDA adjusted for special factors decreased from EUR 20.7 billion in the prior year to EUR 19.4 billion in 2006, in line with guidance. This decline was primarily a result of the weaker development of revenue in Germany and of higher customer acquisition costs.

The Group’s reported EBITDA decreased by around EUR 3.8 billion year-on-year, mainly as the result of special factors, to EUR 16.3 billion. Special factors had a negative impact of around EUR 3.1 billion on EBITDA. Expenses for staff-related measures accounted for approximately EUR 2.8 billion of the special factors.

Net profit adjusted for special factors amounted to EUR 3.9 billion compared with EUR 4.7 billion in the previous year. Unadjusted net profit decreased from EUR 5.6 billion to EUR 3.2 billion as a consequence of the decline in EBITDA and the year-on-year increase in the loss from financial activities.

Free cash flow amounted to EUR 2.4 billion above all due to capital expenditure in the United States. Excluding the acquisition of spectrum in the United States (FCC licenses) that led to a cash outflow of EUR 3.3 billion, free cash flow totaled EUR 5.7 billion and was therefore higher than the guidance of around EUR 5 billion.

Domestic business

Mobile Communications

The calling plans launched by T-Mobile Deutschland last year have established themselves on the market and contributed to an increase in customer numbers of 6.4 percent to 31.4 million. The T-Mobile@Home rate launched in the spring, for example, let the Group benefit from the continuing fixed-mobile substitution. More than 1.1 million customers in Germany had selected this rate plan by the end of 2006.

Nevertheless, T-Mobile Deutschland recorded a decline in revenue of 4.7 percent to EUR 8.2 billion in the 2006 financial year. This decrease was attributable in part to the continued drop in prices of more than 10 percent in the German mobile communications market and the effects of the reduction in termination charges imposed by the regulator in November 2006.

The decrease in revenue also impacted adjusted EBITDA at T-Mobile Deutschland with a decline of 8.3 percent to EUR 3.3 billion.

Broadband/Fixed Network

Domestic revenue in the Broadband/Fixed Network business area decreased by around 6.1 percent in 2006 to EUR 21.8 billion. This is mainly the result of lower revenues from Network Communications where the migration of lines from T-Com’s network to alternative fixed-network providers and to mobile communications as well as the continued decline in prices led to a drop in revenues of EUR 1.1 billion or 9 percent, mainly from lower call revenues. Adjusted EBITDA from business in Germany fell by 11.6 percent to EUR 7.9 billion as a result of lower revenues and higher customer acquisition costs.

The broadband market in Germany continued to develop positively in 2006. Thanks to the 3x3 complete packages for surfing, telephony and IPTV launched in the fall of last year, T-Com is taking a significant share of the growth on this important future market. At the end of 2006, the number of complete packages marketed had increased to 3.6 million. More than two thirds of the packages sold were double-play (telephone and Internet). This demonstrates that T-Com was successful in attracting new customer groups to broadband Internet. In the fourth quarter of 2006 alone, T-Com recorded 880,000 new broadband lines, its highest ever quarterly DSL growth in Germany since market launch. The proportion of broadband lines that were marketed by T-Com itself increased significantly in the last quarter of the year: from 19.0 percent in the third quarter to 64.0 percent in the fourth quarter.

Business Customers

The Business Customers strategic business area was exposed to increasingly intense competition as well as a prolonged slump in prices in the traditional telecommunications business throughout 2006. Revenue in Germany fell by 4.9 percent compared with the prior-year period to EUR 10.5 billion.

Adjusted domestic EBITDA for the full year decreased by 22.7 percent year-on-year to just under EUR 1.1 billion. Here, too, the unrelenting, strong price and competitive pressure left their mark, as did lower margins and companies’ lower IT budgets. Unadjusted EBITDA for the full year decreased to EUR 0.1 billion. This decrease is mainly attributable to higher restructuring costs in connection with staff-related measures.

International business

Mobile Communications

T-Mobile’s international business continued to develop positively. In addition to the inorganic growth from the first-time consolidation of PTC in Poland and tele.ring in Austria, most national companies in Europe and the United States also recorded strong organic growth. T-Mobile USA in particular increased its number of customers by 15.4 percent to over 25 million.

T-Mobile UK also benefited from positive year-on-year customer development thanks to the Flext calling plan.

Successful customer acquisition and those companies that were consolidated for the first time contributed to a revenue increase of 14.4 percent to EUR 23.9 billion at Deutsche Telekom’s mobile communications companies in Europe (excluding Germany) and the United States. The recent change in exchange rates had a negative impact on revenue and profit, however this meant that the very positive development of operations in the United States did not positively impact the income statement to the same extent. Adjusted EBITDA from the international Mobile business nevertheless increased by 6.3 percent to EUR 6.7 billion.

Broadband/Fixed Network

In the Broadband/Fixed Network business area, international revenue improved by 2.3 percent year-on-year to EUR 2.9 billion. Business was driven by the continued strong development of broadband lines. The first-time consolidation of operations in Eastern Europe also had a positive impact. Outside Germany, T-Com more than doubled the number of broadband lines year-on-year to over 1.4 million.

Business Customers

In the international activities of the Business Customers area, revenues again showed a distinct positive trend year-on-year with increases of more than 18 percent in the full year 2006 and 19.4 percent in the fourth quarter. The consolidation of gedas in the second quarter of 2006 was one of the principal contributing factors. This development also reflects the success of T-Systems’ consistent international focus. Not only was T-Systems selected by the United Kingdom Office for National Statistics for a one-year test phase, with one of its competitors, but its successes included landing other big international deals in Spain and Switzerland.

The Deutsche Telekom Group at a glance:

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Net revenue	15,895	15,517	2.4	61,347	59,604	2.9
- Domestic	7,727	8,758	(11.8)	32,460	34,183	(5.0)
- International	8,168	6,759	20.8	28,887	25,421	13.6
Profit before income taxes	(1,785)	(652)	n.a.	2,604	6,219	(58.1)
Adjusted profit before income taxes	853	1,747	(51.2)	5,564	7,706	(27.8)
Net profit	(898)	991	(90.6)	3,165	5,589	(43.4)
Adjusted net profit	824	1,024	(19.5)	3,850	4,668	(17.5)
EBITDA	1,943	4,736	(59.0)	16,321	20,119	(18.9)

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
EBITDA adjusted for special factors	4,548	5,199	(12.5)	19,434	20,729	(6.2)
Net cash from operating activities	4,954	4,916	0.8	14,195	14,998	(5.4)
Free cash flow before dividend payments	(933)	2,248	n.a.	2,389	5,729	(58.3)
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	5,887	2,668	120.7	11,806	9,269	27.4
Net debt at balance sheet date				39,555	38,639	2.4
Number of employees at balance sheet date				248,800	243,695	2.1

Mobile Communications at a glance*:

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Total revenue	8,440	7,861	7.4	32,040	29,452	8.8
Net revenue	8,247	7,630	8.1	31,308	28,531	9.7
Profit (loss) from operations	976	(726)	n.a.	4,504	3,005	49.9
EBITDA	2,542	2,469	3.0	9,862	9,701	1.7
Adjusted EBITDA	2,577	2,488	3.6	9,902	9,772	1.3
Average number of employees	58,326	50,631	15.2	54,124	49,479	9.4

Broadband/Fixed Network at a glance*:

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Total revenue	6,187	6,542	(5.4)	24,685	26,035	(5.2)
Domestic	5,433	5,820	(6.6)	21,835	23,249	(6.1)
International	754	722	4.4	2,850	2,786	2.3
Net revenue	5,147	5,453	(5.6)	20,635	21,731	(5.0)

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Profit (loss) from operations	(341)	898	n.a.	3,307	5,142	(35.7)
EBITDA	657	1,922	(65.8)	7,176	9,176	(21.8)
Adjusted EBITDA	1,999	2,549	(21.6)	8,752	9,859	(11.2)
Average number of employees	106,480	112,208	(5.1)	108,956	112,872	(3.5)

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

Business Customers at a glance*:

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Total revenue	3,339	3,382	(1.3)	12,621	12,850	(1.8)
EnterpriseServices	2,230	2,205	1.1	8,285	8,370	(1.0)
Business Services	1,109	1,178	(5.9)	4,336	4,480	(3.2)
Net revenue	2,403	2,351	2.2	9,061	9,058	0.0
New orders	4,675	3,862	21.1	14,131	13,618	3.8

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Profit (loss) from operations	(1,044)	(158)	n.a.	(881)	409	n.a.
EBITDA	(784)	84	n.a.	51	1,305	(96.1)
Adjusted EBITDA	252	325	(22.5)	1,230	1,586	(22.4)
Average number of employees	56,794	52,037	9.1	55,687	51,744	7.6

Group Headquarters & Shared Services at a glance*:

	Q4 2006 millions of €	Q4 2005 millions of €	Change %	FY 2006 millions of €	FY 2005 millions of €	Change %
Total revenue	967	902	7.2	3,674	3,505	4.8
Net revenue	98	84	16.7	343	284	20.8
Profit (loss) from operations	(1,113)	1	n.a.	(2,043)	(840)	n.a.
EBITDA	(871)	320	n.a.	(1,111)	88	n.a.
Adjusted EBITDA	(282)	(102)	n.a.	(403)	(335)	(20.3)
Average number of employees	29,271	29,229	0.1	29,713	29,931	(0.7)

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the Group Report.

Development of customer numbers

Broadband/Fixed Network

	Dec. 31, 2006 (thousands)	Dec. 31, 2005 (thousands)	Change (thousands)	Change (%)
Broadband
Total number of lines	11,716	8,559	3,158	36.9
Domestic*	10,280	7,918	2,363	29.8
of which resale 1)	3,212	1,592	1,620	101.7
International 2)	1,436	641	795	124.1
ISP rates (total) 3)	8,048	5,531	2,517	45.5
Domestic	6,288	4,454	1,834	41.2

	Dec. 31, 2006 (thousands)	Dec. 31, 2005 (thousands)	Change (thousands)	Change (%)
Narrowband
Total number of lines	38,961	41,243	(2,282)	(5.5)
Domestic 4)	33,192	35,241	(2,049)	(5.8)
of which ISDN	9,035	9,771	(737)	(7.5)
International	5,769	6,002	(233)	(3.9)
Magyar Telekom 5)	2,972	3,150	(178)	(5.6)
Slovak Telekom	1,150	1,177	(27)	(2.3)
T-Hrvatski Telekom	1,647	1,675	(28)	(1.7)
ISP rates (total) 3)	3,196	4,392	(1,196)	(27.2)
Domestic	3,000	4,062	(1,062)	(26.1)
No. of Internet customers with a billing relationship (total) 3) 6) 7)	16,590	15,243	1,347	8.8

Comments on the Broadband/Fixed Network table:

1) Definition of “resale”: sale of broadband lines to alternative providers outside the Deutsche Telekom Group; 2) Access customers on proprietary network, previous year’s values have been adjusted; 3) Registered customers, includes Domestic and Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom, T-Online Spain (Ya.com) and T-Online France (Club Internet), prior-year comparatives adjusted, 4) Telephone lines excluding internal use and public payphones, including wholesale services; 5) Including the Magyar Telekom subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro), prior-year comparatives not adjusted, 6) Including domestic and international customers with a billing relationship, broadband and narrowband rates and pay-as-you-go customers, prior-year comparatives adjusted, 7) Iskon Internet consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006, prior-year comparatives not adjusted. For information purposes: Magyar Telekom (Hungary), Slovak Telekom (Slovakia), T-Hrvatski Telekom (Croatia)

Mobile Communications

	Dec. 31, 2006 (thousands)	Dec. 31, 2005 (thousands)	Change (thousands)	Change (%)
Mobile subscribers 1)	106,419	97,846	8,573	8.8
total
in Europe	81,378	76,156	5,222	6.9
in the United States (T-Mobile USA)	25,041	21,690	3,351	15.4
T-Mobile Deutschland	31,398	29,523	1,875	6.4
T-MobileUK 2)	16,905	17,158	(253)	(1.5)
PTC 3)	12,228	10,201	2,027	19.9

	Dec. 31, 2006 (thousands)	Dec. 31, 2005 (thousands)	Change (thousands)	Change (%)
T-Mobile Austria 4)	3,180	3,119	61	2.0
T-Mobile Netherlands	2,552	2,317	235	10.1
T-MobileCzech Republic	5,049	4,634	415	9.0
T-Mobile Hungary	4,431	4,194	237	5.7
T-Mobile Croatia	2,158	1,903	255	13.4
T-Mobile Slovakia	2,201	2,022	179	8.9
Other 5)	1,277	1,085	192	17.7

Comments on the Mobile Communications table:

1) One SIM card corresponds to one customer. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006. 2) Including Virgin Mobile. The decline on 2005 is based on a change in the definition of Virgin customers since the first quarter of 2006. Since then, Virgin customers have been reported on a 180-day migration basis (previously 360 days). The 2005 customer figures have not been adjusted. For details, please refer to the Group report for the 1st quarter of 2005. 3) PTC has been consolidated since 11/2006; historic figures are shown and included in the totals in order to illustrate organic customer trends. 4) tele.ring has been consolidated since 5/2006; historic figures have been adjusted and included in the totals to illustrate organic customer trends. 5) “Other countries” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

Development of customer numbers in the fourth quarter of 2006:

Broadband/Fixed Network

	Q4 2006 (thousands)	Q4 2005 (thousands)	Change (thousands)	Change (%)
Broadband
Total number of lines	1,129	805	324	40.2
Domestic	878	661	217	32.8
of which resale 1)	315	478	(163)	(34.1)
International 2)	251	144	107	74.3
ISP rates (total) 3)	1,069	592	477	80.6
Domestic	840	407	433	106.4
Narrowband
Total number of lines	(537)	(432)	(105)	(24.3)
Domestic 4)	(503)	(373)	(130)	(34.9)
of which ISDN	(146)	(164)	18	11.0

	Q4 2006 (thousands)	Q4 2005 (thousands)	Change (thousands)	Change (%)
International	(34)	(58)	24	41.4
Magyar Telekom 5)	(39)	(55)	16	29.1
Slovak Telekom	(5)	(4)	(1)	(25.0)
T-Hrvatski Telekom	10	1	9	n.a.
ISP rates (total) 3)	(364)	(291)	(73)	(25.1)
Domestic	(338)	(249)	(89)	(35.7)
No. of Internet customers with a billing relationship (total) 3) 6) 7)	669	284	385	135.6

Comments on the Broadband/Fixed Network table:

1) Definition of “resale”: sale of broadband lines to alternative providers outside the Deutsche Telekom Group; 2) Access customers on proprietary network, previous year’s values have been adjusted; 3) Registered customers, includes Domestic and Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom, T-Online Spain (Ya.com) and T-Online France (Club Internet), prior-year comparatives adjusted, 4) Telephone lines excluding internal use and public payphones, including wholesale services; 5) Including the Magyar Telekom subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro), prior-year comparatives not adjusted, 6) Including domestic and international customers with a billing relationship, broadband and narrowband rates and pay-as-you-go customers, prior-year comparatives adjusted, 7) Iskon Internet consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006, prior-year comparatives not adjusted. For information purposes: Magyar Telekom (Hungary), Slovak Telekom (Slovakia), T-Hrvatski Telekom (Croatia).

Mobile Communications

	Q4 2006 (thousands)	Q4 2005 (thousands)	Change (thousands)	Change (%)
Mobile subscribers 1)	2,937	4,163	(1,226)	(29.4)
total
in Europe	2,036	2,776	(740)	(26.7)
in the United States (T-Mobile USA)	901	1,387	(486)	(35.0)
T-Mobile Deutschland	746	810	(64)	(7.9)
T-Mobile UK 2)	246	845	(599)	(70.9)
PTC 3)	316	574	258	(44.9)
T-Mobile Austria 4)	24	40	(16)	(40.0)
T-Mobile Netherlands	86	23	63	n.a.

	Q4 2006 (thousands)	Q4 2005 (thousands)	Change (thousands)	Change (%)
T-MobileCzech Republic	226	81	145	n.a.
T-Mobile Hungary	124	98	26	26.5
T-Mobile Croatia	82	166	(84)	(50.6)
T-Mobile Slovakia	105	106	(1)	(0.9)
Other 5)	81	(28)	109	n.a.

Comments on the Mobile Communications table:

1) One SIM card corresponds to one customer. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006. 2) Including Virgin Mobile. The decline on 2005 is based on a change in the definition of Virgin customers since the first quarter of 2006. Since then, Virgin customers have been reported on a 180-day migration basis (previously 360 days). The 2005 customer figures have not been adjusted. For details, please refer to the Group report for the 1st quarter of 2005. 3) PTC has been consolidated since 11/2006; historic figures are shown and included in the totals in order to illustrate organic customer trends. 4) tele.ring has been consolidated since 5/2006; historic figures have been adjusted and included in the totals to illustrate organic customer trends. 5) “Other countries” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved.

Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: March 1, 2007